EXHIBIT 99.7


                             EMPLOYMENT AGREEMENT

               AGREEMENT made this 16th day of January, 1997 by and between ADT, Inc., a Florida corporation ("ADT") and Ron G. Lakey ("Executive").

                                  WITNESSETH:

               WHEREAS, Executive has heretofore been an executive officer of ADT; and

               WHEREAS, senior management of ADT desire to employ Executive hereunder in contemplation of Executive's secondment to an affiliate of ADT located in the United Kingdom, and desire that Executive provide full time services to ADT upon all of the terms and conditions set forth herein; and

               WHEREAS, Executive desires to accept such employment;

               NOW, THEREFORE, in consideration of the mutual premises and covenants contained therein, it is agreed as follows:

               1.    Services

               During the term of this Agreement (the "Employment Period"), Executive shall have operational responsibility for ADT Limited's electronic security operations in Canada and Europe. Executive shall perform such duties and render such services as may be determined and assigned to Executive by, and subject to the direction of, senior management and the Board of Directors of ADT. At all times hereunder, Executive shall devote his best efforts and all of his working time to the provision of such services and duties and to ADT's business. During the Employment Period the Executive shall be granted exclusive use of the premises known as Touchwood, 4 Parkfield, Oxshort, Surrey, England and such duties assigned to the Executive shall not require the Executive to reside in premises other than Touchwood.

               2.    Term

               2.1 The Employment Period under this Agreement shall commence on January 16, 1997 and shall end on December 31, 1999, unless earlier terminated in accordance herewith.
               2.2 The Employment Period under this Agreement shall automatically be extended for successive two (2) year periods thereafter, unless and until either party shall have given the other written notice of intention not to extend the Employment Period at least two (2) years prior to the termination of the Employment Period prior to such written notice.

               3.    Compensation

               3.1 In consideration for Executive's services hereunder, ADT shall pay him during the term hereof, and Executive agrees to accept a salary of $265,000 per year due and payable in accordance with ADT's standard payroll practices (the "Salary"). Executive's Salary shall be reduced by the amount of all federal, state and local income taxes which would have been payable by Executive if his total income were $265,000 and Executive had continued to reside in Boca Raton, Florida and had taken the standard deduction, which amount shall be estimated by Executive in each year based upon the previous year's tax rates and, if necessary, adjusted when the tax rates for each year become certain.
               3.2 As additional consideration for Executive's services hereunder, Executive may earn a potential annual year end bonus to be awarded in ADT's reasonable discretion subsequent to the end of each fiscal year within the term hereof.
               3.3 ADT shall provide Executive and his family exclusive use of the premises known as Touchwood at 4 Parkfield, Oxshort, Surrey, England and provide for all maintenance and operating expenses thereof during the Employment Period, but in any event, for a minimum period of three years from the date of this Agreement. Executive agrees to pay ADT, via payroll deduction, One thousand four hundred eighty-nine dollars ($1,489) per month in exchange for ADT providing exclusive use of Touchwood and the maintenance and operating expenses thereof.

               4.    Expenses

                     ADT shall provide for or reimburse Executive for those
               reasonable business expenses he incurs in connection with the performance of services hereunder upon presentation of adequate documentation of such expenses.

               5.    Benefits

               5.1 Executive and his family shall be eligible to receive medical, dental, life and hospitalization insurance benefits, 401-K, pension, SERP and any other benefits substantially equivalent to those extended to executives of ADT in positions substantially equivalent to Executive's position with ADT prior to his employment hereunder in accordance with ADT's standard practice in effect from time to time. In addition, Executive and his family shall be covered under BUPA by an affiliate of ADT in the United Kingdom.
               5.2 ADT shall pay on Executive's behalf as and when due, or shall advance to Executive in time for Executive to pay as and when due, all personal income taxes levied in the United States or United Kingdom against Executive upon income arising or accruing after the effective date hereof under Sections 3.1, 3.3, 4, 5.1, 5.2, 5.3, 5.4,
                     5.5, 5.6, 6.1 and 6.2 of this Agreement as well as taxes levied against Executive with respect to the two vehicles provided to Executive hereunder or pursuant to any secondment agreement between ADT and ADT's United Kingdom affiliate. ADT shall have no tax liability for bonuses provided to Executive pursuant to Section 3.2 above or for capital gains taxes levied against Executive as a result of the sale of Executive's residence in Boca Raton, Florida as contemplated by Section 6.1 below.
               5.3 ADT shall provide for or reimburse Executive for the cost (in excess of $7,090 per year) of educating Executive's two daughters during the Employment Period, but, in any event, for a period of at least three years from the date of this Agreement. Such costs to include tuition, transportation, and all attendant fees.
               5.4 Executive shall be entitled to two vehicles for use by Executive and his spouse, which vehicles shall be selected by Executive in his reasonable discretion consistent with the vehicle policy of ADT's affiliate in the United Kingdom and which shall be provided at ADT's expense.
               5.5 ADT shall provide for or reimburse for the cost of fifteen (15) round-trip economy class airfares in each year of this Agreement from Great Britain to the continental United States.
               5.6 During the term hereof, Executive shall be entitled to four (4) weeks of paid vacation in each year of employment hereunder.

               6.    Relocation Expenses

               6.1 ADT shall provide for or reimburse all reasonable expenses of relocating Executive and his family from Boca Raton, Florida to the residence in the United Kingdom identified above. Said expenses shall include, but need not be limited to, all reasonable moving expenses including appropriate insurance costs, and all reasonable transportation costs for Executive and his family. ADT shall also reimburse Executive for any addition out-of-pocket expenses incurred in said relocation up to an amount not to exceed Pound Sterling10,000. If Executive is able to sell his residence in Boca Raton, Florida by April 4, 1997 without utilizing a real estate agent or relocation service, ADT shall pay Executive $14,000. At Executive's option, ADT shall cause Prudential Relocation Service to make a directed offer in the amount of $453,000 for Executive's residence in Boca Raton, florida and ADT shall pay all closing cost related to the closing of the directed offer. Executive shall continue to pay maintenance, insurance and utility expenses on said residence until the closing of the private sale or directed offer. If the insurance on the premises is canceled or becomes invalid by reasons of being vacant, ADT agrees to insure the premises for $450,000 (with a $1,000 deductible). Executive agrees to pay ADT $138 per month for providing insurance if Executive's homeowners insurance is canceled or becomes invalid.
               6.2 Upon termination of this Agreement, for any reason other than Executive's conviction of a felony, ADT shall assume all reasonable expenses, similar to those set forth above in Section 6.1, associated with the relocation of Executive and his family from the United Kingdom to the continental United States except that Executive shall be entitled to reimbursement of out-of-pocket expenses up to an amount not to exceed Pound Sterling10,000.
               6.3 In the event that the Employment period hereunder is extended in accordance with Section 2 above, ADT shall assume all reasonable relocation expenses of Executive in addition to relocation expenses of Executive's family should their respective relocations not be contemporaneous.

               7.    Termination

               7.1 This Agreement shall terminate automatically in the event of Executive's death, permanent disability or Executive's conviction of a felony. As used in this Agreement "permanent disability" shall mean Executive's inability to perform services hereunder for a period of four (4) consecutive months or for six (6) months in any twelve consecutive twelve (12) month period. This Agreement shall terminate upon written notice from ADT to Executive in the event of: (a) Executive's failure or refusal to perform reasonable directives of ADT when such directives consistent with the scope and nature of Executive's duties and responsibilities hereunder; (b) Executive's conviction of a felony; (c) any gross or willful misconduct of Executive resulting in substantial loss to ADT.
               7.2 In addition, in the event that Executive's employment hereunder is terminated by ADT without cause, or in the event that ADT does not continue Executive's employment on terms no less favorable than included herein, ADT shall pay to Executive the Salary (reduced as provided in Section 3.1) for the two (2) year period commencing with the date of Executive's termination or expiration hereof.
               7.3 In the event of any termination of this Agreement, Executive shall immediately relinquish any and all entitlement to the Salary and any and all other benefits hereunder except as identified in Sections 3.3, 5.2,6,
                     7.2 (if applicable) above.

               8.    Competition

               8.1 During the Employment Period and for the two (2) year period subsequent to the termination or expiration hereof (if full payments are being made pursuant to Section 7.2), Executive shall not directly or indirectly engage in, or assist or have any interest in any person, firm, corporation or other enterprise other than ADT or its affiliates which is directly or indirectly engaged in the business of providing electronic security services similar to any provided by ADT or its affiliates for which the Executive shall have had direct or indirect involvement or responsibility during the Employment Period anywhere in the United States, Europe, or Canada.

               9.    General Provisions

               9.1 This Agreement constitutes the entire agreement between the parties dealing with the subject matter hereof and shall not be modified or amended except in a writing signed by the parties.
               9.2 All notices hereunder shall be in writing and shall be considered given when delivered by hand or three (3) days after mailing by a recognized international overnight courier to ADT at PO Box 5035, Boca Raton, Florida 33431,
                     Attention: Steve Ruzika with a copy to Jan Beck at the same address and if to Executive, at his last known address.
               9.3. This Agreement shall be binding upon the successors and permitted assigns of ADT and shall inure to the benefit of Executive's heirs, administrators and executors. This Agreement may not be assigned by ADT without Executive's consent, which consent, shall not be unreasonably withheld or delayed. Performance of Executive's duties and responsibilities hereunder may not be delegated to any party without the prior written consent of ADT or its permitted assigns.
               9.4 This Agreement shall be governed by and construed in accordance with the laws of the State of Florida applicable to contracts made and fully to be performed therein.
               9.5 This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts shall together constitute one and the same instrument.
               9.6 If any court of competent jurisdiction holds any term of this Agreement to be unenforceable, the parties hereto consent to the modification of such term to permit enforcement thereof to the maximum extent permitted by applicable law. The invalidation of any such term shall not in any respect affect any other term hereof.

               IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

                                    ADT, Inc.

                                    By:      /s/ S.J. Ruzika
                                             -----------------------------
                                             Stephen J. Ruzika
                                             Title: President


                                             /s/ Ron G. Lakey
                                             -----------------------------
                                                 Ron G. Lakey